

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2015

Via Facsimile
Dennis R. Alexander
Chief Executive Officer
Mondial Ventures, Inc.
6564 Smoke Tree Lane
Scottsdale, Arizona 85253

   Re: **Mondial Ventures, Inc.**
      Form 10-K for the Fiscal Year ended December 31, 2013
      Filed April 15, 2014
      File No. 000-51033

Dear Mr. Alexander:

  We issued comments to you on the above captioned filing on December 31, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 31, 2015.

  If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

  You may contact John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

        Sincerely,

        /s/ Karl Hiller

        Karl Hiller
        Branch Chief